[HealthCor Logo]

November 2, 2006

ICOS Corporation
22021 20th Avenue S.E.
Bothell, WA 98021

Attn:	Board of Directors
Paul N. Clark
James L. Ferguson
Robert J. Herbold
Jack W. Schuler
Vaughn D. Bryson
Gary L. Wilcox
Teresa Beck
Robert W. Pangia
David V. Milligan

Dear Gentlemen:

HealthCor Management, L.P. is the investment advisor to private investment funds that currently own 3,300,000 shares of ICOS Corporation (“ICOS” or the “Company”). This represents more than 5% of all ICOS common shares outstanding.1

We intend to vote against the proposed acquisition of ICOS by Eli Lilly & Company (“Eli Lilly”) at the upcoming shareholder meeting that was announced in the Schedule 14A Proxy Statement filed with the Securities and Exchange Commission (“SEC”) on November 1, 2006 (the “Proxy Statement”). We believe that ICOS’ actual value is well in excess of $40 per share.

The proposal by Eli Lilly to acquire the outstanding shares of ICOS for $32 per share does not fully compensate the shareholders of ICOS for its 50% share of Lilly ICOS LLC, future clinical opportunities for Cialis and other Company assets of value.

1 Based upon 65,547,192 shares of the Company’s common stock outstanding as of October 30, 2006 as reported in the Company’s Schedule 14A Proxy Statement filed with the Securities and Exchange Commission on November 1, 2006.

Specifically, the current proposed transaction price of $32 per share values ICOS at approximately $2.0B2 . By applying any number of industry accepted valuation methodologies, we calculate a value of ICOS that is well in excess of $40 per share. [See Exhibit A attached hereto].

Although the proposed purchase price represents a premium over the recently depressed share price, the proposed purchase price represents a:

•	zero premium over the ICOS stock price from one year and two years ago;
•	30% discount from ICOS share prices seen three years ago;
•	50% discount from ICOS share prices seen five years ago; and
•	30% discount from June 1999 when Paul Clark joined ICOS as President and Chief Executive Officer.

Recent steps by Lilly ICOS LLC to control spending and manage towards profitability have begun to result in material financial benefits. The Erectile Dysfunction market prescription volumes are reaccelerating and Cialis is a primary beneficiary. Ongoing clinical trials of Cialis in additional therapeutic indications are expected to yield data that could significantly expand the commercial prospects for Cialis. It is our belief that the market would have continued to recognize these positive clinical and financial developments at ICOS and rewarded ICOS shareholders with a stock price far in excess of $40 within twelve months without an announced transaction. THE BOARD OF DIRECTORS IS SELLING ICOS FOR A DISCOUNT BID, NOT A PREMIUM.

Eli Lilly, through its 50% ownership of Lilly ICOS LLC, has access to and is in possession of material, non-public clinical and financial results and projections of the joint venture. By announcing its’ offer for ICOS on October 17, 2006, two days prior to the joint venture reporting positive financial results, Eli Lilly was able to unfairly justify its purchase premium. Had the positive financial results been adequately disseminated in the market, ICOS’ share price would have increased and much of the perceived premium would have been eliminated. Furthermore, the announcement of the acquisition resulted in a large number of shares changing hands. Merger arbitrageurs accumulated substantial numbers of shares while other investors sold. This undermines the ability of the market to adequately reflect positive developments in the financial performance of ICOS.

Our assertion that the earnings power of the Lilly ICOS LLC is greater than the public markets had discounted on October 16, 2006 is supported not only by the better than expected earnings report issued on October 19, 2006, but also by the internal earnings projection by ICOS’ management itself. Included in the Proxy Statement section entitled “Fairness Opinion,”3  ICOS’ management acknowledges that its internal expectation for EPS in 2007 exceeds the consensus Wall Street estimates by at least 22%. Furthermore, the earnings assumptions of ICOS’ senior management for 2008 - 2010 are above consensus estimates by an even greater amount.

2 Calculated by multiplying the purchase price of $32 per share by 65,547,192 shares outstanding; addition of $131,709,000 cash, investments and receivable from Lilly ICOS LLC; subtraction of $278,650,000 in convertible debt; addition of $250,000,000 NPV of net operating losses.
3 Proxy Statement - Section “Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated”.

We have reviewed in detail the assumptions and conclusions of the “Fairness Opinion” rendered in the Proxy Statement. We cannot help but agree it is an “opinion,” but it is far from “fair” for ICOS shareholders. Using the same companies used by Merrill Lynch, Pierce, Fenner & Smith (“Merrill”) in determination of fair value, we calculate prices significantly higher than the current purchase price. We believe the “Fairness Opinion” is flawed in its approach to valuation and, sadly, in its most basic financial calculations.

The “Fairness Opinion” makes use of a one year forward looking P/E ratio. We believe this is short-sighted and inappropriate to determine the value for a company such as ICOS. ICOS is just starting to turn profitable and the use of a P/E based valuation underestimates the value of the Company’s share price. Additionally, forward looking P/E ratios are used to calculate public market valuations, not private market valuations. Unless Merrill is suggesting that each company in its comparable universe is already valued at private market levels, we believe the use of this methodology is misleading. Merrill should have used forward P/E ratios for transactions of a similar type (i.e., change in control transactions) using the total consideration price. Alternatively, Merrill could have used the public market forward P/E ratios as a starting point onto which a transaction premium would logically be added.

A more appropriate valuation metric for ICOS is Price to Forward Revenues for both one and two years. This is a metric that the “Fairness Opinion” failed to incorporate. We have used these metrics and applied precedent transaction terms to generate fair value that is significantly above $40 per share.

The “Fairness Opinion” makes use of technical analysis. This is a useless analysis for determining private market value.

The “Fairness Opinion” makes use of Wall Street analysts’ target prices for ICOS. Again, this is not appropriate as it is a public market target price and not a private market valuation. These target prices are based on consensus estimates while the Proxy Statement reveals management expectations meaningfully above these estimates. Additionally, the target prices are discounted back by 15%, an aggressive discount rate given the high degree of predictability of the forecasts. If the analysts were asked to generate a private market value using the Company’s own earnings projections, significantly higher price targets would result.

The “Fairness Opinion” makes use of historical premiums paid on sixteen similar transactions. It calculates an average premium of 25% - 45%. We have reviewed each of the sixteen transactions referenced in the “Fairness Opinion” and find the average premium paid in such transactions to be 42% above the closing price of the target company from the previous day. Additionally, we have found an average purchase premium of 40.5% above the average closing price of the target company in such transactions for the previous month. There was only one transaction of the sixteen where the premium paid was below 25% for both the one day and the one month measurement periods. We find the 25% - 45% premium range calculated in the “Fairness Opinion” as a clear intent to distort the typical premium paid.

The “Fairness Opinion” uses the average closing price for one month and three months of October 3, 2006. The transaction was announced on October 17, 2006. Using a benchmark date two full weeks before the deal is announced is both arbitrary and in our opinion, does not make any sense. Not only does the “Fairness Opinion” miscalculate the average premium, it applies the miscalculated premium to the wrong dates. (ICOS’ closing share price on October 16, 2006 was $27.12. The “Fairness Opinion” used the closing price on October 3, 2006 of $25.36. The average closing price of ICOS’ shares for the month ending October 16, 2006 is $25.45. The “Fairness Opinion” used an average closing price for the month ended October 3, 2006 of $24.52.)

Using the same methodology put forth in the “Fairness Opinion” and the same benchmark transactions but applying to stock prices from the correct dates, we again calculate a value of ICOS in excess of $40 per share.

Clearly, Eli Lilly is attempting to purchase the ICOS assets at bargain prices. Twice in the last two years, the ICOS share price has suffered short-term downward price movements. Both times, Eli Lilly has approached ICOS in an attempt to purchase the assets of Lilly ICOS LLC as well as the whole of ICOS4 . This opportunistic approach is confirmed by Eli Lilly’s actions during the courting process:4

•	Eli Lilly has insisted that ICOS not solicit or even encourage other bidders for ICOS. This would result in market forces determining value of ICOS which is not in the best interest of Eli Lilly;
•	Eli Lilly refused to waive restrictions on transfer of ownership of Lilly ICOS LLC in the event a third party submitted a bid. This effectively blocks competitive bidding; and
•	Eli Lilly insisted that ICOS pay Eli Lilly a $55 million break up fee in the event the deal does not go through while Eli Lilly would owe ICOS nothing.

Other compelling evidence that ICOS is being undervalued in this transaction is the material earnings accretion being forecast for the shareholders of Eli Lilly by respected financial analysts. [See Exhibit B attached hereto]. This value accretion for Eli Lilly shareholders is a direct wealth transfer from the shareholders of ICOS.

We are also very troubled by the “Amended and Restated Change in Control Severance Agreement” (the “Amendment”) as well as the “ICOS Corporation Retention, Sale and Special Recognition Bonus Plan” (the “Special Bonus Plan”) filed with the SEC on October 20, 2006.5  This “Amendment” and “Special Bonus Plan” effectively provides greater financial gains for senior management as a result of the anticipated sale of the Company, to which management was not previously entitled.

4 Proxy Statement - Section “Background of the Merger”
5 Proxy Statement - Section “Background of the Merger”
6 As reported in the Company’s Form 8-K filed with the SEC on October 20, 2006.

These changes result in ADDITIONAL COMPENSATION for senior executives in excess of $13.6 million6  simply for completing the transaction. Specifically, Paul N. Clark, Chief Executive Officer, will receive a minimum of $4.3 million of additional new benefits bringing the already handsome sum he will receive to more than $30 million. Similarly, other senior executives will receive substantial financial benefits on top of the amounts they are scheduled to receive. We cannot imagine how the Compensation Committee could have possibly justified this audacious hand-out or how the Board of Directors failed to stop it. We remain confused as to how the Board of Directors of ICOS can so generously calculate the value of management performance yet simultaneously so conservatively undervalue the assets of the Company that is being managed by this same group.

We feel the previous “Change in Control Severance Agreement” that was established in July 2005 (curiously, weeks after the first Eli Lilly offer to purchase ICOS7 ) is more than generous and the Amendment (curiously, effective the day that the ICOS purchase by Eli Lilly was announced) is egregious.

We also believe that the Amendment as well as the Special Bonus Plan would be unnecessary had ICOS management and the Board of Directors fulfilled their fiduciary obligation and maximized value for ALL shareholders.

In light of the scrutiny of Corporate America’s executive compensation and in consideration of the meager premium offered to shareholders in the proposed acquisition, we find the actions of the Board of Directors and executive management of ICOS not only disturbing but indefensible.

Sincerely, HealthCor Management, L.P.

/s/ Joseph P. Healey	/s/ Arthur B. Cohen
Joseph P. Healey	Arthur B. Cohen
Portfolio Manager	Portfolio Manager
(212) 622-7880	(212) 622-7881

7As reported in the Company’s Form 8-K filed with the SEC on October 20, 2006.
8 Proxy Statement - Section “Background of the Merger”

Exhibit A

Valuation Analysis of Proposed ICOS Acquisition:

Eli Lilly’s Initial Purchase Price:	$32 per share
Fully Diluted Shares Outstanding:	65,547,192
Approximate Consideration for ICOS	$2.0B

	Consensus Estimates[8]	Multiple

2007 Revenue	$623.9m	3.35 X
2008 Revenue	$693.2m	3.02 X

2007 Fully Diluted EPS	$1.09	29.4 X
2008 Fully Diluted EPS	$1.60	20.0 X

Precedent Transactions9  Sourced Transactions: Chiron, Vicuron, Bone Care, Transkaryotic, Cor Therapeutics, Aviron, Alza, Serono, ID Biomedical, Biogen, Aventis, Sangstat, Pharmacia, Pathogenesis:

	Average	Implied ICOS Value

1 Year Forward Revenue Multiple	5.6 X	$53.76
2 Year Forward Revenue Multiple	5.1 X	$54.40

1 Year Forward P/E Ratio	33.0 X	$36.00
2 Year Forward P/E Ratio	28.4 X	$45.44

Average:		$47.40

9 Calculated after LLY ICOS LLC reported 3rd quarter 2006 financial results. Sources: Merrill Lynch, Cowen & Co, Morgan Stanley, Thomas Weisel Partners, UBS. Includes ICOS revenue plus ICOS share of Lilly ICOS LLC Revenues
10 Sourced Transactions: Chiron, Vicuron, Bone Care, Transkaryotic, Cor Therapeutics, Aviron, Alza, Serono, ID Biomedical, Biogen, Aventis, Sangstat, Pharmacia, Pathogenesis

Exhibit B

Eli Lilly and Company Earnings Accretion:

The average Wall Street analyst increased their projected EPS for Eli Lilly and Company (“Eli Lilly”) by $0.06 in 2008 and $0.12 in 2009. These are independent financial analysts. Eli Lilly has 1,084 million shares outstanding10 . This implies accretion to Eli Lilly’s’ Net Income of approximately $65m in 2008 and $130m in 2009.

We use very conservative cost of borrowing assumptions for Eli Lilly of 8% (Note: Eli Lilly debt is currently trading below 6% yield) and a marginal tax rate of 35% (Note: Eli Lilly reported a 21% corporate tax rate for the 3rd quarter 2006). We calculate Eli Lilly and Company could pay $50 per share of ICOS, funded by 8% debt, and still make the transaction mildly accretive in 2008 and 2009. Clearly, the shareholders that are benefiting from this transaction at the proposed price are the Eli Lilly holders.

“We expect the deal to be dilutive ($0.03) in 07, but accretive in 08, 09 & 10 by $0.04, $0.16 & $0.27. Our 06-09/06-11 EPS CAGRs increase by 130bps/80bpts to 13%/10%”
-Bear Stearns October 18th, 2006

“We estimate that the ICOS acquisition will be roughly $0.05 accretive in 2008, and we are increasing our '08 EPS forecast from $3.75 (+12%) to $3.80. EPS growth in 2008 should increase to 16% due, in part, to the lower 2007 earnings base. The addition of Cialis JV revenues to the top line will add 2pps to our 2008 sales growth forecast of 4%. Our 2008 EPS forecast assumes approx. $335MM in cost-rationalization and tax synergies offset by estimated annual amortization of intangibles of $91MM.”
- Leerink Swann October 18th, 2006

“We are publishing our new estimates to include the ICOS merger. We expect the transaction to be accretive in 2008, in-line with guidance. Importantly, guidance for accretion includes the amortization of intangibles, which is frequently excluded from adjusted EPS guidance. Our new 2007-2010 estimates are $3.42, $3.90, $4.43, and $4.93 (from $3.48, $3.85, $4.32, and $4.80).”
- Goldman Sachs October 18th, 2006

“We have lowered our 2007 EPS estimate to $3.47 (+8%) from $3.49 and raised our 2008 EPS forecast to $3.89 (+12%) from $3.84.”
- Prudential Equity Group October 18th, 2006

11 As reported in the Company’s Form 10-Q for the quarterly period ended June 30, 2006 filed with the SEC on August 4, 2006

“By our calculation, the dilution, excluding charges, could be about $0.05 on our base EPS forecast of $3.37. Obviously, rationalizing the joint venture, and cost savings across the 700 employees of ICOS will allow for potential accretion in 2008 and beyond. Further development of Cialis in BPH is in Phase II, in PAH is in Ph. III, and a once daily filing is expected in the US by year end 2006.”
- Deutsche Bank October 18th, 2006

“This proposed transaction could expand Lilly’s multiples, assuming they are able to translate the revenue into incremental profit. Such leverage may come in a variety of forms including cost reductions and NOL's. The growth rate of Cialis is higher than the Lilly corporate growth rate. Further, we estimate the true gross margin of Cialis is higher than the Lilly corporate gross margin. With 700 employees at ICOS, one might speculate that the majority of the 160 sales reps could be eliminated (including the additional 40 contract reps). The net operating loss carry forwards not only may offset higher interest expense, but also may improve earnings per share.”
- Lehman Brothers October 18th, 2006